082-03470

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

06015786

31st July, 2006

The Manager Listing Department National Stock Exchange of India Ltd. Exchange Plaza, Plot No. C-1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051	The Dy. General Manager Corporate Relationship Dept. Bombay Stock Exchange Ltd. 1st floor, New Trading Ring Rotunda Building, P. J. Towers Dalal Street, Fort Mumbai 400 001	The Secretary The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001

SUPPL

Dear Sirs,

<u>95th Annual General Meeting of the Company</u>

Further to our letter dated 24th July, 2006 on the subject, we now enclose a copy of the Minutes of the proceedings of the 95th Annual General Meeting of the Company, held on 21st July, 2006, at Kolkata.

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

SEC MAIL RECEIVED PROCESSING
AUG … 2006
WASH, D.C. 199 SECTION

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

MINUTES OF THE PROCEEDINGS OF THE NINETY-FIFTH ANNUAL GENERAL MEETING OF THE MEMBERS OF ITC LIMITED HELD ON FRIDAY, 21ST JULY, 2006 AT 10.30 A.M. AT SCIENCE CITY, MAIN AUDITORIUM, JBS HALDANE AVENUE, KOLKATA 700 046

PRESENT

DIRECTORS : Mr. Y. C. Deveshwar (in the Chair)
Mr. A. Singh
Dr. B. Sen
Mr. B. Vijayaraghavan
Mr. D. K. Mehrotra
Mr. J. P. Daly
Mr. K. Vaidyanath
Mr. P. B. Ramanujam
Dr. Ram S. Tarneja
Mr. S. B. Mathur
Mr. S. S. H. Rehman

COMPANY SECRETARY : Mr. B. B. Chatterjee

UTI Mutual Fund and
The Specified Undertaking of
the Unit Trust of India
by their Representative — Mr. A. K. Sen

Life Insurance Corporation of India
by its Representative — Mr. J. Bhattacharyya

The New India Assurance Company Ltd.
by its Representative — Mr. A. Roy

General Insurance Corporation of India
by its Proxy — Mr. S. N. Bhattacharjee

The Oriental Insurance Company Ltd.
by its Representative — Mr. N. K. Das

National Insurance Company Ltd.
by its Representative — Mr. S. N. Bhattacharjee

United India Insurance Co. Ltd.
by its Representative — Mr. S. Sen

IFCI Ltd.
by its Representative — Mr. D. Ghosh

Tobacco Manufacturers (India) Ltd.
by its Representative — Mr. J. P. Daly

Myddleton Investment Company Ltd.
by its Representative — Mr. J. P. Daly

Rothmans International Enterprises Ltd.
by its Representative — Mr. J. P. Daly

(Details of other Members and Proxies present at the Meeting - as per Annexure attached.)

1. Mr. Y. C. Deveshwar, Chairman of the Company, took the Chair and welcomed all those present to the 95th Annual General Meeting of the Company.

2. The business before the Meeting was taken up after having established that the requisite quorum was present.

3. The Register of Directors' Shareholdings and the signed Auditors' Report were placed before the Meeting as required under the Companies Act, 1956 and both remained open and accessible for inspection during the continuance of the Meeting.

4. The Certificate dated 26th May, 2006, from Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, in respect of the Company's Employee Stock Option Scheme, was also placed before the Meeting, as required under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

5. The Meeting observed a period of silence in memory of those who had lost their lives in the recent Mumbai blasts.

6. The Chairman on the occasion of the 95th Annual General Meeting delivered his Speech on 'Vision, Value and Vitality – Powering ITC's Transformation'. The Meeting applauded the Chairman's Address.

7. The Chairman shared the highlights of the unaudited financial results for the First Quarter ended 30th June, 2006, which were approved by the Board of Directors of the Company earlier that morning. The Meeting applauded yet another Quarter of excellent performance by the Company.

8. The Notice dated 26th May, 2006 convening the 95th Annual General Meeting and the Report and Accounts for the financial year ended 31st March, 2006, as previously circulated to Members, were taken as read with the consent of the Meeting.

9. Mr. M. S. Dharmadhikari, Senior Partner, Messrs. A. F. Ferguson & Co., Chartered Accountants, Auditors of the Company, read the Auditors' Report dated 26th May, 2006 on the Accounts of the Company for the financial year ended 31st March, 2006.

10. **RESOLUTION NO. 1 - ORDINARY RESOLUTION**

"Resolved that the Balance Sheet of the Company as at 31st March, 2006, the Profit and Loss Account of the Company for the financial year ended 31st March, 2006, together with the Schedules and Notes, as annexed thereto, the Report of the Directors & Management Discussion and Analysis dated 26th May, 2006 attached thereto, and the Auditors' Report to the Members dated 26th May, 2006, be and are hereby approved and adopted."

On the Resolution being proposed by Mr. P. K. Dutt and seconded by Mr. H. Kampani as an Ordinary Resolution, the Chairman enquired from the Members present if there were any clarifications required on the Report and Accounts of the Company. Amongst others, Messrs. H. Kampani, R. Anand, D. K. Chattoraj, A. Roy, B. Venkataratnam, A. Sein, R. L. Choudhary, S. Ghosh, T. P. Goyal, S. Daga, S. L. Rathi, N. C. Majumder and Mrs. M. Binani congratulated the Chairman and the Board of Directors on the consistent outstanding performance of the Company, higher dividend and successful diversifications, and / or made suggestions and sought clarifications, inter alia, on the Report and Accounts of the Company, its various business segments, progress on diversifications, environment, health & safety matters, employee stock options and future plans of the Company. The Members appreciated the high standard of corporate governance practised by the Company and the prestigious awards & accolades bestowed upon the Company. The Members also appreciated ITC's initiatives towards sustainable development in pursuit of the 'triple bottom line' and its impactful interventions in transforming lives and landscapes in rural India.

A number of Members congratulated the Chairman on completion of ten years of sterling leadership as Chairman of the Company.

The Chairman thanked the Members for their suggestions and the sentiments expressed. The Chairman also appreciated the enlightened approach of the Members towards the Company's sustainability initiatives and expressed that their continued support would further reinforce the commitment of Team ITC in positioning the Company as one of India's leading corporations. The Chairman replied to the queries of the Members to their satisfaction.

The Resolution was thereafter put to vote and on a show of hands declared carried unanimously.

11. **RESOLUTION NO. 2 - ORDINARY RESOLUTION**

"Resolved that dividend at the rate of Rs. 2.65 (Rupees Two and Paise Sixty Five) per Ordinary Share, absorbing Rs. 995,12,23,979/- (Rupees Nine Hundred Ninety Five Crores Twelve Lakhs Twenty Three Thousand Nine Hundred and Seventy Nine), to be rounded off by such sum as may be required, be and is hereby declared on 375,51,78,860 (Three Hundred Seventy Five Crores Fifty One Lakhs Seventy Eight Thousand Eight Hundred and Sixty) Ordinary Shares of Re. 1/- (Rupee One) each, fully paid, out of the net profits of the Company for the financial year ended 31st March, 2006, payable on or after 21st July, 2006 to those Members entitled thereto and whose names appear on the Register of Members of the Company on 21st July, 2006, or to their mandatees, and to the beneficial owners as on 11th July, 2006 as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of dematerialised shares."

The Resolution was duly proposed by Mr. S. K. Dutt and seconded by Mr. M. K. Gupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority with one Member voting against the Resolution.

12. **RESOLUTION NO. 3 - ORDINARY RESOLUTION**

"Resolved that Dr. Basudeb Sen who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. A. Roy and seconded by Mr. K. Datta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority with one Member voting against the Resolution.

13. **RESOLUTION NO. 4 - ORDINARY RESOLUTION**

"Resolved that Mr. Balakrishnan Vijayaraghavan who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. D. K. Chattoraj and seconded by Mr. N. C. Dutta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority with one Member voting against the Resolution.

14. **RESOLUTION NO. 5 - ORDINARY RESOLUTION**

"Resolved that Dr. Ram S. Tarneja who retires by rotation at this Meeting in accordance with the provisions of Article 91 of the Articles of Association of the Company and who is eligible for re-election in terms of Article 93 of the Articles of Association of the Company be and is hereby re-elected a Director of the Company."

The Resolution was duly proposed by Mr. P. Dutta and seconded by Mr. P. Ray as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

15. **RESOLUTION NO. 6 - SPECIAL RESOLUTION**

"Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 105,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

The Resolution was duly proposed by Mr. S. Ghosh and seconded by Mr. I. Banerjee as a Special Resolution.

The Special Resolution was put to vote and on a show of hands declared carried unanimously.

16. **RESOLUTION NO. 7 - ORDINARY RESOLUTION**

"Resolved that Mr. Sunil Behari Mathur be and is hereby appointed a Director of the Company, whose period of office shall be liable to determination by retirement of Directors by rotation, for a period of five years from the date of this Meeting."

The Resolution was duly proposed by Mr. A. Sein and seconded by Mr. D. Chakraborty as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

17. RESOLUTION NO. 8 - ORDINARY RESOLUTION

"Resolved that Mr. Dinesh Kumar Mehrotra be and is hereby appointed a Director of the Company, whose period of office shall be liable to determination by retirement of Directors by rotation, for a period of five years from the date of this Meeting."

The Resolution was duly proposed by Mr. B. Chakraborty and seconded by Mr. A. K. Chandra as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

18. RESOLUTION NO. 9 - ORDINARY RESOLUTION

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st October, 2005, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was duly proposed by Mr. A. Mukherjee and seconded by Mr. P. Dasgupta as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

19. **RESOLUTION NO. 10 – ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the extension of the term of Mr. Sahibzada Syed Habib-ur-Rehman as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of three years from 21st March, 2006 on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was duly proposed by Mr. T. P. Goyal and seconded by Mr. S. K. Dutt as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

20. **RESOLUTION NO. 11 – ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the re-appointment of Mr. Anup Singh as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of three years with effect from 22nd March, 2007 on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was duly proposed by Mr. A. Mukherjee and seconded by Mr. B. Chakraborty as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried unanimously.

21. Before the next item on the Agenda relating to Mr. Y. C. Deveshwar's re-appointment was taken up, Dr. Ram S. Tarneja, Director and a Member of the Company, with the permission of the Chairman, shared with the Meeting how Mr. Deveshwar's dynamism has significantly impacted the growth and steady development of shareholder value and ITC has transformed into a diversified conglomerate under his inspired leadership.

22. **RESOLUTION NO. 12 – ORDINARY RESOLUTION**

"Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the re-appointment of Mr. Yogesh Chander Deveshwar as a Director, not liable to retire by rotation, and also as Wholetime Director and Chairman of the Company, for a period of five years with effect from 5th February, 2007 on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Resolution was duly proposed by Mr. M. K. Gupta and seconded by Mr. R. Hariharan as an Ordinary Resolution.

The Resolution was put to vote and on a show of hands declared carried by requisite majority with one Member voting against the Resolution.

23. The business before the 95th Annual General Meeting of the Company having been transacted, the Chairman thanked all those present and declared the Meeting as concluded.

Date: 31st. July, 2006.

CHAIRMAN

ANNEXURE - LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
ACHARYA JYOTIRMAY	ADDY SUDIPTA
ADHIKARI SAILEN	ADHIKARY AMAR NATH
ADHIKARY AMITAVA	AGARWAL UMA
AGARWAL ABHISHEK	AGARWAL ANJALI
AGARWAL DEOKI NANDAN	AGARWAL GEETA
AGARWAL GIRIJA SHANKER	AGARWAL MANOJ KUMAR
AGARWAL MONIKA	AGARWAL NAVIN KUMAR
AGARWAL RAGHUNANDAN	AGARWAL RAJENDRA PRASAD
AGARWAL RAJESH	AGARWAL SITA RAM
AGARWALA BOM SHANKER	AGARWALA SANJIB
AGARWALLA RADHESYAM	AGRAWAL RAJENDRA PRASAD
AGRAWAL SURENDRA KUMAR	AHLUWALIA NEENA
AHMED MASOOD	AHMED SHEIKH WALI
AICH SUBRATA	AIN SMRITIKANA
ALAM MAHMOOD	ALI ASIFAR
ALI SK AHAMMAD	ALI SK AKBAR
ANAND RAHUL	AUDDY MOHAN LAL
AUDDY RAJA	AUDDY RITA
BABEL SUSHIL KUMAR	BAGRI MURLIDHAR
BAHETI GOPAL	BAHETI MOHAN
BAHETY LAKSHMI NARAYAN	BAID MOHIT
BAID SAMPAT MAL	BAIDYA CHITTA RANJAN
BAJORIA RASHMI	BAKSHI GOUTAM KUMAR
BAKSI SUKUMAR	BALL PRABIR
BANDOPADHYAY BIPLABINDU	BANDYOPADHYAY KRISHNA RANJAN
BANDYOPADHYAY MAMATA	BANDYOPADHYAY MANABENDRA
BANDYOPADHYAY MITRA	BANDYOPADHYAY SHYAM KAMAL
BANDYOPADHYAY SNEHASIS	BANERJEA PRODIPTO
BANERJEE BIRENDRA NATH	BANERJEE MANISHA
BANERJEE SUBHATOSH	BANERJEE AJIT
BANERJEE ALOK NATH	BANERJEE ANIMESH
BANERJEE ANINDYA SUNDAR	BANERJEE ARUN KUMAR
BANERJEE ASI	BANERJEE BALARAM
BANERJEE BELA	BANERJEE BISWANATH
BANERJEE DEBABRATA	BANERJEE DEEPTI PRAKASH
BANERJEE DHANANJOY	BANERJEE GOPAL
BANERJEE INDRA	BANERJEE JAY DEEP
BANERJEE KAMAL KRISHNA	BANERJEE KRISHNA CH
BANERJEE KRISHNA CH	BANERJEE LIPIKA
BANERJEE LOKE NATH	BANERJEE MADAN GOPAL
BANERJEE MALAY	BANERJEE MANISH
BANERJEE MRINAL KANTI	BANERJEE MRS JHARNA
BANERJEE NARAYAN	BANERJEE NIRMALENDU
BANERJEE PRADYOT KUMAR	BANERJEE PRATIMA
BANERJEE PRITHINATH	BANERJEE PROBHAT CHANDRA
BANERJEE PRODIP KUMAR	BANERJEE RAM SANKAR
BANERJEE RAMENDRA NATH	BANERJEE RANJAN
BANERJEE RICKTA	BANERJEE SAMAR
BANERJEE SAMIRENDRA NATH	BANERJEE SANKAR
BANERJEE SOUMYAJIT	BANERJEE SOURAV
BANERJEE STABAK	BANERJEE SUBIR KUMAR
BANERJEE SUBIR KUMAR	BANERJEE SUPRASANNA
BANERJEE SWAPAN KUMAR	BANERJEE SWAPAN KUMAR
BANERJEE TAPAN KUMAR	BANERJEE TAPAN KUMAR
BANERJEE UTTAM	BANERJEE RAMENDRA NATH

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
BANGUR VIRENDRA	BANIK ANJULA
BANIK DULAL CHANDRA	BANIK PRAN GOPAL
BANKA SARIKA	BARAL SUNIL CHANDRA
BARDHAN RINA	BARUA PETER
BARUA PETER	BARUA SUMAN KANTI
BARUA SUPANTHA	BASAK AJIT KUMAR
BASAK ARJUN	BASAK ARUN KUMAR
BASAK BAPI	BASAK JYOTSNA
BASAK KALPANA	BASAK KALPANA
BASAK KOUSHIK	BASAK NABANITA
BASAK PRADIP KUMAR	BASAK SANAT KUMAR
BASAK SANJAY	BASAK SUJAY
BASAK TAPAN	BASU PATHIK
BASU ALOK KUMAR	BASU ARUN KUMAR
BASU ARUP KUMAR	BASU ARUP KUMAR
BASU BIJOYA	BASU DEBABRATA
BASU DEBASHIS KUMAR	BASU DIPANKAR
BASU GOUTAM	BASU NRIPENDRA LAL
BASU PANKAJ KUMAR	BASU PARTHA
BASU PRATIK KUMAR	BASU RABINDRA NATH
BASU RATINDRA NATH	BASU SAMIR KUMAR
BASU SANDEEP	BASU SANDIPAN
BASU SANJIB	BASU SHIBANGSU
BASU SHILA	BASU SHILA
BASU SHIVAJI	BASU SMITA
BASU SUNIRMAL	BEGUM JAHANARA
BEGWANI DIPAK	BENGANI NIRMAL KUMAR
BERA KANAI LAL	BHADRA ADHIR CHANDRA
BHADRA PINAKI	BHADRA RATAN KUMAR
BHADURI SAMAR	BHAGAT KRISHNA KUMAR
BHAGAT KRISHNA KUMAR	BHAGAT NEPAL CHANDRA
BHAKTA JAGADISH CHANDRA	BHANDARI JITENDRA CHAND
BHANDARI LEELA	BHANDARY GOPAL CHANDRA
BHAR RABINDRA NATH	BHARGAVA PURNIMA
BHARTIA INDU	BHATTA ARIJIT
BHATTACHARJEE AMITAVA	BHATTACHARJEE ASHIS KUMAR
BHATTACHARJEE BHABANI PROSAD	BHATTACHARJEE BHANJAN
BHATTACHARJEE CHANDRA NATH	BHATTACHARJEE DEBASIS
BHATTACHARJEE KAMALENDU	BHATTACHARJEE PRADYOT KUMAR
BHATTACHARJEE RABINDRA NATH	BHATTACHARJEE SWAPAN
BHATTACHARYA AMIT	BHATTACHARYA DHIMAN
BHATTACHARYA DIPA	BHATTACHARYA RAMYANI
BHATTACHARYA RINKU	BHATTACHARYA SOMA
BHATTACHARYA, UJJAL	BHATTACHARYYA ABHAS
BHATTACHARYYA MRINAL KANTI	BHATTACHARYYA PARTHA KUMAR
BHATTACHARYYA SHEFALI	BHATTACHERJEE ASHOKE KUMAR
BHATTACHERJEE DIBYENDU	BHATTACHERJEE KAMAL
BHAUMICK SATYA RANJAN	BHAUMICK SATYA RANJAN
BHAUMIK SYAMAPADA	BHAWSINGHKA ARUN KUMAR
BHOWMICK SABITA AICH	BHOWMICK SUBIR
BHOWMIK ARATI	BHOWMIK NIMAI DAS
BHUTORIA BASANT	BINANI MAMTA
BISWAS ALOKE	BISWAS AMIYA RANJAN
BISWAS ANANYA	BISWAS ASIT
BISWAS ASOK KUMAR	BISWAS BAIDYA NATH
BISWAS BASABI	BISWAS CHANCHAL

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
BISWAS CHITTA RANJAN	BISWAS MINATI
BISWAS PARTHA SARATHI	BISWAS PRATIMA
BISWAS PROTIMA	BISWAS SAKTI PRASAD
BISWAS SALIL KUMAR	BISWAS SAMARENDRA NATH
BISWAS SANDIP	BISWAS SANTANU
BISWAS SANTANU	BISWAS SATYA GOPAL
BISWAS SHARMISTHA	BISWAS SHILPI SWAPAN
BISWAS SMITA	BISWAS SMT CHITRA
BISWAS SUJIT KUMAR	BISWAS SUKHENDU
BISWAS SUKUMAR	BISWAS UTTAM KUMAR
BISWAS VASKAR	BODAK ASHOK
BORAL ASHIM	BORAL DEBNARAYAN
BORAL DILIP CHAND	BOSE AMALENDU
BOSE AMITAVA	BOSE ANIL CHANDRA
BOSE ARUN KUMAR	BOSE ASHA
BOSE ASOKE KUMAR	BOSE DEB PROSAD
BOSE DEBANJAN	BOSE NIRMAL
BOSE NITISH CHANDRA	BOSE PRABIR
BOSE PRASANTA KUMAR	BOSE RANJANA
BOSE RANJIT KUMAR	BOSE SAMPA
BOSE SEFALI	BOSE SOMA
BOSE SUBODH CHANDRA	BOSE SUBRATA
BOSE SURAVI	BOSE SWAPAN KUMAR
BOSE SWAPAN KUMAR	BOSE TANUSREE
BOTHRA NARENDRA KUMAR	BOTHRA PRAMOD KUMAR
BOTHRA RAJENDRA KUMAR	BRAHMACHARI S
BRAHMACHARI SUCHETA	BURMAN HILLOL KISHORE ROY
BYSACK AMIT	BYSAKH TAPAN KUMAR
CHADHA VAM DEV	CHAKRABARTI RAMKRISHNA
CHAKRABARTI RANJIT	CHAKRABARTI SISIR KUMAR
CHAKRABORTI SANKAR KUMAR	CHAKRABORTY ABHIK
CHAKRABORTY AJOY	CHAKRABORTY ALPANA
CHAKRABORTY ANANYA	CHAKRABORTY APURBA
CHAKRABORTY ARUNESH	CHAKRABORTY BHABATOSH
CHAKRABORTY BIMAL	CHAKRABORTY DEBDAS
CHAKRABORTY DIPANKAR	CHAKRABORTY GOURI SANKAR
CHAKRABORTY MAINAK	CHAKRABORTY MOLINA
CHAKRABORTY NITYA GOPAL	CHAKRABORTY PARIMAL
CHAKRABORTY PRADIP	CHAKRABORTY PRADIP KUMAR
CHAKRABORTY PRATAP	CHAKRABORTY PURNENDU SEKHAR
CHAKRABORTY RINA	CHAKRABORTY SANKAR KUMAR
CHAKRABORTY SHYAMAL KUMAR	CHAKRABORTY SWAPAN
CHAKRABORTY SWAPAN KUMER	CHAKRABORTY TAPAN MOHAN
CHAKRABORTY TARIT KUMAR	CHAKRABORTY TUSHAR KANTI
CHAKRABORTY UJJAL	CHAKRAVARTI MILAN
CHAKRAVARTI RANABIR	CHAKRAVARTI SOURABH
CHAKRAVARTY SUBHRANGSHU	CHAMARIA LAXMI
CHAMARIA NIRAJ	CHANDA TARIT KANTI
CHANDNA SHAMIM AHMED	CHANDRA SUMAN
CHANDRA ARUN KUMAR	CHANDRA NIRMAL KUMAR
CHANDRA PRASENJIT	CHANDRA RUP NARAYAN
CHANDRA RUPALI	CHANDRA TANMOYEE
CHANDRA TAPASH	CHANDRA TAPASH
CHANGDAR AMULYA BHUSAN	CHATTARAJ ARUN KANTI
CHATTERJEA PRADIP KUMAR	CHATTERJEE AMARENDRA LAL
CHATTERJEE AMARENDRA LAL	CHATTERJEE AMIT KUMAR

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
CHATTERJEE ANANDA JYOTI	CHATTERJEE ARUN KUMAR
CHATTERJEE ARUN KUMAR	CHATTERJEE BASUDEV
CHATTERJEE BIMAN	CHATTERJEE BISHWA BEHARI
CHATTERJEE BISHWA BEHARI	CHATTERJEE CHANDIDAS
CHATTERJEE JAHAR LAL	CHATTERJEE KAKALI
CHATTERJEE KANA	CHATTERJEE KAUSHIK
CHATTERJEE MADHABENDRA	CHATTERJEE NIRMAL
CHATTERJEE NISITH KUMAR	CHATTERJEE PURABI
CHATTERJEE RAJARSHI	CHATTERJEE SAMBHU KINKAR
CHATTERJEE SHUKLA	CHATTERJEE SHYAM SUNDAR
CHATTERJEE SOMENDRA MOHAN	CHATTERJEE SUPRITY
CHATTERJI ARUN KUMAR	CHATTOPADHYA ASHOKE KUMAR
CHATTOPADHYAY ASHIM KUMAR	CHATTORAJ DEB KUMAR
CHATURVEDI ASHOK	CHAUDHARY RAMSWAROOP
CHAUDHURI ANAMIKA	CHAUDHURI GOKUL CHANDRA
CHAUDHURI INDRANI	CHAUDHURI MANISHA
CHAUDHURI MANJU	CHAUDHURI NEPAL RAY
CHAUDHURI RANJAN	CHAUDHURI SOUMITRA MITRA
CHOPRA MAHENDRA	CHOUDHARY RAMJI LAL
CHOUDHURI SURAJIT ROY	CHOUDHURY AMARENDRA
CHOUDHURY ASISH	CHOUDHURY AVIJIT
CHOUDHURY BENOYENDRA NARAYAN	CHOUDHURY DEBAJIT CHAKRABORTY
CHOUDHURY GOUTAM	CHOUDHURY MD MUSTAQUE
CHOUDHURY SIBNATH	CHOUDHURY SOMEN
CHOUDHURY SUBHAS CHANDRA PAL	CHOUDHURY SUMANA ROY
CHOURASIA PURBIDIN RAMCHARAN	CHOWDHURI SHAMAL PAL
CHOWDHURY ANJAN	CHOWDHURY ANJAN ROY
CHOWDHURY ASHIMA MITRA	CHOWDHURY ASIM KUMAR ROY
CHOWDHURY BADAL KANTI	CHOWDHURY BASUDEB
CHOWDHURY BASUDEB	CHOWDHURY BHASKAR
CHOWDHURY BIJOYA	CHOWDHURY BIJOYA
CHOWDHURY BIJOYA	CHOWDHURY BIJOYA
CHOWDHURY BISWANATH	CHOWDHURY GEETASHREE ROY
CHOWDHURY GOKULENDRA KUMAR	CHOWDHURY GOKULENDRA KUMAR
CHOWDHURY KALYAN ROY	CHOWDHURY KAMAL ROY
CHOWDHURY KRISHNA	CHOWDHURY MADHABI ROY
CHOWDHURY PARNA	CHOWDHURY RATAN ROY
CHOWDHURY RITEN ROY	CHOWDHURY SANTANU ROY
CHOWDHURY SUBHABRATA	CHOWDHURY SUBHASH CHANDRA
CHOWDHURY SUBHASISH	CHOWDHURY SUDARSHAN PRASAD
CHOWDHURY SUPARNA	CHUNDER JYOTI PROKASH
CHUNDER JYOTI PROKASH	CHUNDER SUJATA
CHURORIA DIPAK KUMAR	CHURORIA SUJATA
COOMAR HIRENDRA NATH	COONDOO ARINDAM
DAGA SAURABH	DAGA BISHNU RATAN
DAM GOUTAM KUMER	DAN RANJIT KUMAR
DANDA ANIRBAN	DAS KALYAN KUMAR
DAS TAPAN	DAS ABHIJIT
DAS AJIT KUMAR	DAS AJOY KUMAR
DAS ALOKE	DAS AMALESH
DAS ANAL KUMAR	DAS ANIMA
DAS ANITA	DAS ANJANA
DAS ANKUSH	DAS ASIS RANJAN
DAS ASIT KUMAR	DAS AVIJIT
DAS AVIJIT	DAS BAIDYANATH

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
DAS BIKASH RANJAN	DAS BIMAL KUMAR
DAS BINODANANDA	DAS DEB KUMAR
DAS DEB KUMAR	DAS DEBABRATA
DAS DIBYENDU	DAS DILIP KUMAR
DAS ENAKSHI	DAS GOBINDA CHANDRA
DAS GOUR HARI	DAS GOUTAM KUMAR
DAS HARE KRISHNA	DAS JAYANTA CHANDRA
DAS JAYANTA KUMAR	DAS KALIPADA
DAS KALIPADA	DAS KALPANA
DAS KALPANA	DAS KALYAN KUMAR
DAS KRITI	DAS LIPI
DAS MADHURI	DAS MAHASWETA
DAS MALAY KUMAR	DAS MANAB KUMAR
DAS MANINDRADEB	DAS MIHIR
DAS MIMI	DAS MITA
DAS MONORANJAN	DAS MR SANKAR
DAS MRINAL KANTI	DAS MUKUNDA CHANDRA
DAS NEMAI PADA	DAS NIKHIL CHANDRA
DAS NITAI	DAS PARIMAL
DAS PARTHA PRATIM	DAS PRANAB KUMAR
DAS PRASENJIT	DAS RAJ KISHOR
DAS RAJ KUMAR	DAS RATHIN
DAS RINA	DAS RUBY
DAS RUMA	DAS SAMBHU KUMAR
DAS SAMIT	DAS SANJAY KUMAR
DAS SANJIT KUMAR	DAS SAROJ KUMAR
DAS SASANKA SEKHAR	DAS SATYA NARAYAN
DAS SHAMPA	DAS SHIBANI
DAS SHYAMAL KUMAR	DAS SIKHA
DAS SISIR KUMAR	DAS SOMESH CHANDRA
DAS SOUVIK	DAS SUBHASH
DAS SUBIR KUMAR	DAS SUBIR KUMAR
DAS SUBIR KUMAR	DAS SUCHETA
DAS SURAJIT KUMAR	DAS SURESH CHANDRA
DAS SUSHIL KUMAR	DAS SUTAPA
DAS SUVRA	DAS SWAPAN
DAS SWAPAN KUMAR	DAS SWAPAN KUMAR
DAS TANMOY	DAS TARUN KUMAR
DASANI KALPESH G	DASGUPTA PRADIPTA
DASGUPTA SANKARI	DASGUPTA SASANKA BIJOY
DASS CHIRA RANJAN	DATTA AJOY KUMAR
DATTA AMAR NATH	DATTA ANJAN
DATTA ASHESH	DATTA ASHOKE KUMAR
DATTA ASIT KUMAR	DATTA DEBANGSHU
DATTA KOLLOL KUMAR	DATTA KOUSHIK
DATTA MRIDULA	DATTA NIRMALENDU
DATTA NIRMALENDU	DATTA PARTHASARATHI
DATTA PRABIR KUMAR	DATTA REBA
DATTA SAKTIPADA	DATTA SARADINDU NARAYAN
DATTA SUBIR	DATTA SUBRATA
DAW KALYAN KUMAR	DAW SUDIP
DE PROSENJIT	DE SATYA BRATA
DE ARATI	DE CHHANDAK KUMAR
DE DIPAK KUMAR	DE JOYDEB
DE KARUNA SINDHU	DE MANJU SHREE
DE NALINES KUMAR	DE PRABAL KUMAR

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
DE PRANAB KANTI	DE RAMA
DE SISIR RANJAN	DE SUBRATA
DE SUNIL KUMAR	DE SUPARNA
DE TAPAN KUMAR	DEB KAMAKHYA PRASAD
DEB RAI MOHON	DEB SIKHA
DEB SILA	DEBNATH ARUN KUMAR
DEBNATH CHANDAN	DEBNATH PRANATI
DESARKAR BANIBRATA	DEVESHWAR YOGESH CHANDER
DEVESHWAR YOGESH CHANDER	DEVI KAMLA
DEY ASHIM KUMAR	DEY DIPAK KUMAR
DEY JAYA RANI	DEY AMAL KUMAR
DEY ARGHA	DEY ASHIM KUMAR
DEY ASHIT RANJAN	DEY ASIT KUMAR
DEY BAIDYA NATH	DEY BARUN CHAND
DEY CHANDI CHARON	DEY DIBYENDU
DEY DILIP KUMAR	DEY DIPA
DEY GORA CHAND	DEY GORA CHAND
DEY KRISHNENDU	DEY MR DEBABRATA
DEY MRIDUL KANTI	DEY MURARI MOHAN
DEY PHANINDRA CHANDRA	DEY PRABIR KUMAR
DEY PRADIP	DEY RAMA
DEY SANJIT KUMAR	DEY SATYENDRA NATH
DEY SIPRA	DEY SOMNATH
DEY SOUMENDRA	DEY SUDIPTA
DEY SUPARNA	DEY SURJYA KANTA
DEY SWAPAN KUMAR	DEY SUMAN
DHAM NIMAI GOPAL	DHANLAXMI
DHAR ARUN	DHAR HARADHAN
DHAR MANAS KUMAR	DHAR MRS CHHABI
DHAR RANJIT KUMAR	DHAR SUBRATA
DHAR TARAKNATH	DHOL SUMIT KUMAR
DIDWANIA GOBIND PRASAD	DIKSHIT LAKSHMI KANTA
DOKANIYA VISHNUKUMAR	DOSHI RIDH KARAN
DUBE BYOMKES	DUGAR AGAM CHAND
DUGAR DEEPAK	DUTT ARIJIT
DUTT PINAK P	DUTT PRASANTA KUMAR
DUTT PROSENJIT	DUTT SUSANTA KUMAR
DUTTA ABHIJIT	DUTTA AJOY KUMAR
DUTTA AMAL KUMAR	DUTTA AMAR
DUTTA AMITAVA	DUTTA ANIL KUMAR
DUTTA ANIRBAN	DUTTA ANJALI
DUTTA ASHIM KUMAR	DUTTA ASHOKE KUMAR
DUTTA ASISH	DUTTA BIDHAN
DUTTA BIJAN KUMAR	DUTTA BIKASH RANJAN
DUTTA BISWA NATH	DUTTA DIPAK KUMAR
DUTTA DIPAK KUMAR	DUTTA GOPAL CHANDRA
DUTTA GUPTA DILIP KUMAR	DIPAK BANIK
DUTTA KAJAL	DUTTA MALATI
DUTTA NIRESH CHANDRA	DUTTA PRADIP KUMAR
DUTTA PRASANTA	DUTTA PRATIM KUMAR
DUTTA PRATIMA	DUTTA PRATIP KUMAR
DUTTA RAKTIM	DUTTA RAM SANKAR
DUTTA SABUJ KANTI	DUTTA SALIL KUMAR
DUTTA SAMIR KUMAR	DUTTA SAMIR KUMAR
DUTTA SANJIB	DUTTA SANTIMOY
DUTTA SNEHASIS	DUTTA SOUMIK
DUTTA SUBHASHIS	DUTTA SUBODH RANJAN

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
DUTTA SUDIPTA	DUTTA SULAGNA
DUTTA SWAPAN KUMAR	DUTTA SWAPNA
DUTTA TUSHAR KANTI	DUTTABANIK NITYAGOPAL
DUTTAGUPTA ASHITAVA	DWARKANI SURAJ RATAN
DWARKANI SURAJRATAN	DWIVEDY KALI PRASAD
EHSAN MD SHARIQUE	ELYAS JAVED
GANESAN PARVATHY	GANGOPADHYAY DEBIDAS
GANGULI RATNA	GANGULI TAPAS
GANGULY ARATI	GANGULY BIMALENDU
GANGULY KALYAN KUMAR	GANGULY NILAY KUMAR
GANGULY PRABIR	GANGULY PROTIVA
GANGULY RAM CHANDRA	GANGULY SAMARENDRA NATH
GANGULY SHYAMALI	GANGULY SUSANTA KUMAR
GARG MANOJ KUMAR	GHATAK ARUN KUMAR
GHATAK JIBAN KRISHNA	GHOSAL TUNAL
GHOSAL RATNA	GHOSAL SHIKHA
GHOSAL SUDHAMOY	GHOSAL SUDHAMOY
GHOSAL SUJAN	GHOSAL TUNAL KR
GHOSE JHARNA	GHOSE PABITRA KUMAR
GHOSE SONTOSH KUMAR	GHOSE SUNIL KUMAR
GHOSH A K	GHOSH ALOK KR
GHOSH AMAR NATH	GHOSH AMIT KUMAR
GHOSH ANANYA	GHOSH ANIL KUMAR DAS
GHOSH ANUP KUMAR	GHOSH APURBA
GHOSH ARIJIT	GHOSH ARPAN
GHOSH ASIT KUMAR	GHOSH ASOK KRISHNA
GHOSH ASOKE KUMAR	GHOSH BANKIM CHANDRA
GHOSH BANSARI	GHOSH BEENA
GHOSH BHABESH	GHOSH BIJOY KUMAR
GHOSH BIKASH	GHOSH BIMAL KIRTI
GHOSH BISWANATH	GHOSH BISWANATH
GHOSH DHRUBA JYOTI	GHOSH DIPAK KUMAR
GHOSH DULAL CHANDRA	GHOSH GOUTAM
GHOSH JAYANTA	GHOSH JAYANTA KUMAR
GHOSH KAJAL KUMAR	GHOSH KALI PADA
GHOSH LALIT MOHAN	GHOSH MANOJ KUMAR
GHOSH MINA	GHOSH MR DIPADYUTI
GHOSH NABANITA	GHOSH NANDA RANI
GHOSH NARENDRA NATH	GHOSH PARAMANANDA
GHOSH PRABHAT KUMAR	GHOSH PRABIR KUMAR
GHOSH PRADIP KUMAR	GHOSH PRANABESH
GHOSH PRIYA BRATA	GHOSH PRODYUT
GHOSH RABINDRA NATH	GHOSH RATNA
GHOSH SADHANA	GHOSH SAMBHU NATH
GHOSH SAMIR KUMAR	GHOSH SAMIR KUMAR
GHOSH SAMIR KUMAR	GHOSH SANJIB KUMAR
GHOSH SANJIT KUMAR	GHOSH SANKAR
GHOSH SIDDHARTHA	GHOSH SUBHABRATA
GHOSH SUBHAMOY	GHOSH SUDIP
GHOSH SUKUMAR	GHOSH SUMAN
GHOSH SUMITA	GHOSH SWADESH
GHOSH TAMAL	GHOSH TAPAN
GHOSH TAPAN KR	GHOSH TAPAN KUMAR
GHOSH TAPAN KUMAR	GHOSH TAPO GOPAL
GHOSHAL ABHIJIT	GHOSHAL ARDHENDU SEKHAR
GHOSHAL DIPTI LAL	GHOSHAL SURAJIT

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
GIRI MRINAL KANTI	GIRI PURNENDU SEKHAR
GODINO MANIK	GOENKA PAWAN KUMAR
GOENKA SAVITA	GOENKA SUSILA
GOENKA VINAY KR	GOMES MAISIE
GOOPTU TAPAN KUMAR	GOSALIA JAI
GOSWAMI AMIT	GOSWAMI ATINDRA NARAYAN
GOSWAMI RINA	GOYAL TRIBHUWAN PAL
GUHA AMAR	GUHA DIGESH CHANDRA
GUHA NITIN	GUHA SATYAJIT
GUHA SUBHASISH	GUHA SUJIT KUMAR
GUHA SUKUMAR	GUHA SUKUMAR
GUHATHAKURTA SAURABH	GUIN MIHIR BARAN
GUPTA DEBASISH	GUPTA AMAL KUMAR
GUPTA AMIT KUMAR	GUPTA ANCHAL
GUPTA ARUP DAS	GUPTA ASHOK KUMAR
GUPTA BILWESWAR	GUPTA BIRENDRA PRASAD
GUPTA DAISY DAS	GUPTA DEBASISH DAS
GUPTA HIMANSHU	GUPTA KAUSHIK
GUPTA KEDARNATH SEN	GUPTA MANOJ KUMAR
GUPTA NILAY SEN	GUPTA PRAMOD KUMAR
GUPTA PRITINDU DAS	GUPTA RAJENDRA KUMAR
GUPTA RAM NARAYAN	GUPTA RANJIT
GUPTA RAVI	GUPTA SANTANU DAS
GUPTA SHIB PROSAD	GUPTA SITA RAM
GUPTA SUMAYA	GUPTA VIJAY KUMAR
HABIB MOHAMMED	HALDAR BARUN KUMAR
HALDER CHAINA	HALDER KALYAN KUMAR
HALDER MRINAL	HANIF MOHAMMAD
HARBHAJANKA RAM KUMAR	HAZRA KALYAN
HAZRA MONORANJAN	HIMATSINGKA ASHA
HOQUE SK AFTER	HORE JAYANTA
HOSSAIN ABID	HOSSAIN AFZAL
HOSSAIN FIROJ	HOSSAIN SABIR
HOSSAIN SABIR	HOSSAIN SK ANWAR
ISSAR SANJAY	IYER SETHU RAMAKRISHNAN
IYER SRIRAM S	JAIN AMIT
JAIN BIMAL KUMAR	JAIN DEEPAK
JAIN NEERAJ KR	JAIN SANJAY KUMAR
JAIN SHANTI SWAROOP	JAISWAL DEEPAK KUMAR
JAJOO AVINASH KUMAR	JAJOO MANJU
JALAN RAM GOPAL	JANA ARUN KUMAR
JANA ASOK	JANA ASOKE KUMAR
JENA BINATRI	JHA MOD NARAYAN
JHA SOUMITRA KUMAR	JHA SUMAN
JHAN SUNEETA	JHUNJHUNWALA SUMAN
JHUNJHUNWALA KISHORE KUMAR	JHUNJHUNWALA PANKAJ
K NARAYANA MURTHY M	KABULASHI BASHU DEB
KAKRANIA AJOY KUMAR	KAMPANI HEMAL
KAMPANI PRITHEEPAUL SINGH	KANKARIA SURENDRA KUMAR
KANOI NIRMALA DEVI	KAPOOR K C
KAPOOR KAMINI	KAR SOUMENDRA NATH
KAR KALYAN KUMAR	KARKARI AJIT CHANDRA
KARMAKAR BIDYUT KUMAR	KARMAKAR KOUSHIK
KARMAKAR PARTHAPRATIM	KARMAKAR SUBRATA
KARMAKAR UTTAM	KARWA SHRI KANT
KAYAL MANOJ	

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
KEDIA BHANU	KEDIA PAWAN KUMAR
KEDIA SHARAD KUMAR	KEDIA SULOCHANA DEVI
KEJRIWAL RENU	KEJRIWAL SANDHYA
KESHAN LALIT KUMAR	KHAITAN LALITA
KHAITAN MURARI LAL	KHALID SAIMA
KHAN AYUB	KHAN DEBAL KUMAR
KHANDELWAL SHRIGOPAL	KHANDHAR SURYAKANT D
KHARA SANJAY J	KHASTGIR PULAK KUMAR
KHULLAR AJAY KUMAR	KOCHAR PRADEEP KUMAR
KOLAY SANJAY	KOTHARI DHEER KUMAR
KOTHARI GHANSHYAM	KOTHARI MADAN MOHAN
KOTHARI RANJEET SINGH	KRISHNA ARANYA
KRISHNA PRATIBHA	KUMAR ABHIJIT
KUMAR ASHUTOSH	KUMAR BIPRA DAS
KUMAR NAVIN	KUMAR PRABAL
KUMAR RAJIB	KUMAR RATHINDRANATH
KUMAR RATNA	KUMAR RITESH
KUMAR SAILENDRANATH	KUMAR TAPAN
KUNDAGRAMI NIRMAL KUMAR	KUNDU SANJIT
KUNDU ABHIJIT	KUNDU ANINDYA
KUNDU ANUPAM	KUNDU ASHUTOSH
KUNDU ASIS	KUNDU BANKU BEHARI
KUNDU BIKASH	KUNDU BIPLAB KUMAR
KUNDU BISHAKHA	KUNDU BISHAKHA
KUNDU DEB KUMAR	KUNDU DEBABRATA
KUNDU DEBASHIS	KUNDU DEBKUMAR
KUNDU ILA	KUNDU MADHUSUDAN
KUNDU MANIKA	KUNDU PURNIMA
KUNDU SAMAR	KUNDU SAROJ KUMAR
KUNDU SOUMYENDRA NARAYON	KUNDU SUBRATA
KUNDU SUNIL CHANDRA	KUNDU SUSHIT BARAN
KUNDU SUSHIT BARAN	LADDHA NAND GOPAL
LAHA DEBAKI NANDAN	LAHA DEBJANI
LAHA MOITRI	LALA SWAPNA
LALBASAK AMRITA	M RAM
MADIA KETAN SHANTILAL	MAHAWAR JAIKANT
MAHAWAR SHREE KANT	MAHESHWARI BISHNU KANTA
MAITRA ALOK KUMAR	MAITRA SANDIP
MAITY ALOK KUMAR	MAITY SITANGSHU SEKHAR
MAITY TAPAS	MAJHI TAPAS
MAJI ABANI KANT	MAJI ABANI KANTA
MAJI CHAYAN	MAJI MANOJ KUMAR
MAJUMDAR AJIT KUMAR	MAJUMDAR AJIT RANJAN
MAJUMDAR AMARENDRA NATH	MAJUMDAR BUDDHADEB
MAJUMDAR NIKHIL	MAJUMDAR SUBHRENDU
MAJUMDER DHIRENDRA NATH	MAJUMDER MAYA
MAJUMDER NITISH CHANDRA	MAJUMDER SANJOY
MAJUMDER SANJUKTA SEN	MAJUMDER SMRITILATA
MAJUMDER SMRITILATA	MAJUMDER SURAJIT MANIKYA
MALAKAR RANJIT KUMAR	MALICK SUPRIYA
MALL SHYAM SUNDAR	MALLICK SAMARJIT BASU
MALLIK KASHMIR LAL	MALLIK KRISHNA MOHON
MALLIK PRABHAT KUMAR	MALLIK RASIK LAL
MANDAL AMIT	MANDAL JAGABANDHU
MANDAL KHAGENDRA NATH	MANDAL SATYA GOPAL

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
MANDAL SUNIL KUMAR	MANI MOLLY
MANIKYAMBA K V B	MANNA BUDDHADEB
MANNA SANDIP	MANNA SANKAR
MATHUR SUNIL BEHARI	MAULIK JYOTI PRAKAS
MAZUMDAR SUBRATA KUMAR	MAZUMDER DILIP KUMAR
MAZUMDER JNANENDRA NATH	MAZUMDER PRADIP KUMAR
MAZUMDER SONALI DAS	MAZUMDER SUBHRA KR
MAZUMDER SWAPAN CHANDRA	MD ASLAM
MEHRA MANJU	MEHROTRA PRAKASH NARAIN
MEHROTRA RAJENDRA KUMAR	MITRA AMAL KUMAR
MITRA ANIL BHUSAN	MITRA ANIL KUMAR
MITRA ANUP KUMAR	MITRA APURBA
MITRA ASHOKE KUMAR	MITRA BIBHU RANJAN
MITRA DEBDAS	MITRA HARI DHON
MITRA JAHAR LAL	MITRA KUMKUM
MITRA MAHUA	MITRA MALAYA
MITRA MAMATA	MITRA MANJUSREE
MITRA MANJUSREE	MITRA MANOJ KUMAR
MITRA MANOJIT	MITRA NRIPENDRA KUMAR
MITRA PARTHA SARATHI	MITRA PRADIP KUMAR
MITRA PRATANU KUMAR	MITRA ROXY
MITRA SARAL KUMAR	MITRA SOMNATH
MITRA SUBHADEEP	MITRA SUBRATA
MITRA SWAPAN KUMAR	MITRA SWARUP LAL
MITRA SWATI	MITRA TAPAS KUMAR
MITTER MINATI	MITTER RABINDRA NATH
MOD SUBRATA	MOHTA SHIV KUMAR
MOITRA JOY	MOITRA KABERI
MOITRA SUSANTO	MOITRA SANJOY KUMAR
MOLLA SK SAHIDULLA	MONDAL APURBA KUMAR
MONDAL BHARATI	MONDAL DHURUPNARAYAN
MONDAL JOGAMAYA	MONDAL LIPIKA
MONDAL MANAS	MONDAL NIMAI CHANDRA
MONDAL NIRMAL CHANDRA	MONDAL S C
MONDAL SANKAR PROSAD	MONDAL SWAPAN KUMAR
MOOKHERJEE KALYANI	MOZUMDAR BIDHAN
MOZUMDAR NARESH CHANDRA	MUHURI MANABENDRA NATH
MUKERJEE ASHIS	MUKHERJEA RAM NARAYAN
MUKHERJEE DEBKUMAR	MUKHERJEE AJOY KUMAR
MUKHERJEE ALOKE	MUKHERJEE AMARESH
MUKHERJEE ANANDA MOHAN	MUKHERJEE ANIMA
MUKHERJEE ARCHANA	MUKHERJEE ARUN KUMAR
MUKHERJEE ASHIM K	MUKHERJEE ASHIS
MUKHERJEE ASHOKE	MUKHERJEE BHABANI BILAS
MUKHERJEE BODHISATTWA	MUKHERJEE CHANDRIMA
MUKHERJEE DEB KUMAR	MUKHERJEE DEBABRATA
MUKHERJEE DILIP KUMAR	MUKHERJEE G K
MUKHERJEE GAUTAM	MUKHERJEE JIBANANDA
MUKHERJEE KOUSTAV	MUKHERJEE MIHIR
MUKHERJEE MOHADEB	MUKHERJEE MOLAY
MUKHERJEE MR ASISH CHANDRA	MUKHERJEE MRINAL BARAN
MUKHERJEE NIRANJAN	MUKHERJEE PRAKASH KUMAR
MUKHERJEE PRASUN KUMAR	MUKHERJEE PROJESH KUMAR
MUKHERJEE RABINDRA NATH	MUKHERJEE RADHA RAMON
MUKHERJEE RANJAN	MUKHERJEE RATHINDRA NATH
MUKHERJEE RUPA	MUKHERJEE SAMBHU NATH

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
MUKHERJEE SANAT KUMAR	MUKHERJEE SANDIP
MUKHERJEE SANKAR	MUKHERJEE SANTANU
MUKHERJEE SHRI SALIL	MUKHERJEE SHYAMAPRASAD
MUKHERJEE SOUMEN	MUKHERJEE SOUMEN
MUKHERJEE SOUMITRA	MUKHERJEE SOUREN
MUKHERJEE SUBRATA	MUKHERJEE SUBRATA
MUKHERJEE SUBRATA	MUKHERJEE SUCHARITA
MUKHERJEE SUPRIYO	MUKHERJEE SURAJIT
MUKHERJEE TAPAS	MUKHERJEE TAPATI
MUKHERJEE TARUN KUMAR	MUKHERJEE TUSHAR KANA
MUKHERJI ARUPANJAN	MUKHOPADHYAY SUBRATA
MULLICK BISHNU DEB	MULLICK DINANATH
MULLICK JAGADISH CHANDRA	MULLICK JAYANTA KUMAR
MULLICK MAMATA	MULLICK RINA
MULLICK SOVANA	MULLICK SRI PRODYUT
MULLICK TANDRA	MULLICK TAPAS KUMAR
MUNSHI DEBJANI DUTTA	MURARKA VIJAY KUMAR
MURUGAN V S JYOTHI	MUSTAFI TAPAS KUMAR
NADAR D ANTHONY SWAMY	NAG ARNAB KUMAR
NAG BIVASH	NAG NILANJAN
NAG SAMBHU	NAG SANJOY KUMAR
NAG SISIR KUMAR	NAGAR ANAND RAM
NAIR MARUTHOOR SUDHISH	NANDAN PINTU
NANDI ANIL KUMAR	NANDI APARAJITA
NANDI RAJ KUMAR	NANDI RANENDRA KRISHNA
NANDI UDAY KUMAR	NANDY KANAK
NANDY NARAYAN CHANDRA	NANDY SUBHANKAR
NANDY SUBRATA SANKAR	NANDY SWAPAN
NANDY TAPAN KUMAR	NARAYANAN K
NASKAR RIMPI	NATARAJAN VIMALA
NATH RAMANI MOHAN	NATHANY DEEPAK
NAYAK ABHIJIT	NISAR MD
OJHA ARUN	PAL AGNI KUMAR
PAL ALOK KUMAR	PAL AMALENDU
PAL AMITABHA	PAL DILIP KUMAR
PAL DILIP RANJAN	PAL DIPENDRA CHANDRA
PAL GOPI MOHAN	PAL JOY KUMAR
PAL KALYAN KUMAR	PAL MINTU LAL
PAL MRITYUNJOY	PAL PANKAJ
PAL PRADIP KUMAR	PAL PUTUL
PAL SADHAN	PAL SANTI RANJAN
PAL SANTOSH	PAL SUBRATA
PAL SUDIP CH	PAL SWAPAN KUMAR
PAL TARUN SEKHAR	PAL CHOWDHURI SHAMAL
PANDA BISWAJIT	PANDEY GANGA SAHAI
PANDEY GANGESH	PANDEY SANJOY
PANDIT GOPAL	PANIGRAHI ARUP
PAREEK ARUN	PAREEK KRISHNA
PAREEK RAHUL	PAREKH SMITA R
PAREKH SMITA R	PAREKH VASANT RAY
PAREKH VINEET	PATEL BHAGWAN DAS
PATEL HASMUKH R	PATHAK CHINMOY
PATRA ASHOK	PATRA PROBIR KUMAR
PATRO ROHIT KUMAR	PAUL PAPIYA
PAUL ARIJIT	PAUL ARUN JYOTI
PAUL ASHIS KUMAR	PAUL BARUN KR

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
PAUL BEETHI	PAUL GAGAN CHANDRA
PAUL GOPAL CHANDRA	PAUL JAYANTA
PAUL KEDAR NATH	PAUL MANJULA
PAUL MRINAL	PAUL RABINDRANATH
PAUL SANKAR KUMAR	PAUL SANTI ROBERT
PAUL SIPRA	PAUL SUBRATA
PAUL SUSANTA	PAUL SWADESH RANJAN
PAUL ASOK KUMAR	PERIWAL SUNDEEP
PODDAR ARUN KUMAR	PODDAR DEBASIS
PODDAR DHIMAN	PODDAR GOBINDA KUMAR
PODDAR RAGHU NATH	PODDAR RAJESH
PODDAR RAJESH	PODDER NITYA GOPAL
PODDER SANTOSH KUMAR	PODDER SUKHLAL
POLLEY DEBJANI	POLLEY TAPAN KUMAR
POREL ANINDITA	POREL UPOMA
PRAMANICK BISWANATH	PRASAD AJAY KUMAR
PRASAD ANANYA KRISHNA	PRASAD ANJALI
PRASAD KAMAL KUMAR	PRASAD KAMAL KUMAR
PRASAD PUNAM	PRASAD RATNA
PRASAD TRILOKI	PUTATUNDA SATYAJYOTI
PUTTASWAMY H N	PYNE PRONOB RANJAN
RADHAKRISHNAN K	RAHA DEBAKI RANJAN
RAJ KSHANAPRAVA	RAJAK PRAMOD KUMAR
RAJAN GIRIJA	RAKSHIT MOLLY
RAKSHIT MON MOHAN	RAKSHIT RADHIKA MOHAN
RAMAGOPALAKRISHNAN HARIHARAN	RAMANAYYA D V LAKSHMINARAYNAPURAM
RANA JOYDEB	RANA JOYDEB
RANA RUBY	RANA RUBY
RAO A VENKAT	RAO SIRANGI NARASIMHA
RASPIN MERVYN	RATHI DEVENDRA KUMAR
RATHI SHAKUNTALA DEVI	RATHI SHYAM LAL
RATNAM BATHULA VENKATA	RAY AJAY SANKAR
RAY AJIT KUMAR	RAY AKSHAY KUMAR
RAY AMAL CHANDRA	RAY AMIYA CHANDRA
RAY BARUN KUMAR	RAY BUDDHA DEB
RAY CHITTA RANJAN	RAY DEBI PRASAD
RAY DIPANKAR	RAY GOUR HARI
RAY KANAK KANTI	RAY KRISHNENDU
RAY PRABIR	RAY RABINDRA KUMAR
RAY RANJIT	RAY RATHINDRA KUMAR
RAY SAMIRAN BIKASH	RAY SAURENDRA LAL
RAY SOMES CHANDRA	RAY SUDESNA
RAY SUDIPTA	RAY UPENDRANATH
RAYCHAUDHURI ASIS	REHMAN S S H
REHMAN S S H	ROY ABHA RANI
ROY ALOKE KUMAR	ROY AMARESH KUMAR
ROY AMITABHA	ROY ANIMA
ROY ASOKE	ROY BANKIM CHANDRA
ROY BIMAL KRISHNA	ROY BINA
ROY BIPAD BHANJAN	ROY BISHNU KUMAR
ROY BULU	ROY BULU
ROY CHITTA RANJAN	ROY CHITTA RANJAN
ROY DEBASISH	ROY DILIP KUMAR
ROY DIPAK KUMAR	ROY DURGA PROSAD
ROY HRIDESH CHANDRA	ROY INDRANI

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
ROY JAYDEB	ROY KALIDAS
ROY KALYAN KISHORE	ROY KAMALA PRASANNA
ROY KAMALENDRA KRISHNA	ROY KISHORE KUMAR
ROY LILYMA	ROY LUCKY
ROY MAYA	ROY MONOJ
ROY NABA KUMAR	ROY NIRMAL CH
ROY PANKAJ	ROY PUSPITA
ROY RAJAT KUMAR	ROY RANAJIT
ROY RINA	ROY RINA
ROY SAMARESH	ROY SANTI KUMAR
ROY SOUMEN KUMAR	ROY SUDARSHAN
ROY TAPAN KUMAR	ROY TAPAN KUMAR
ROY TIMIR BARAN	ROY UTTAM KUMAR
ROYCHOWDHURY HIRAK KRISHNA	ROYCHOWDHURY SITANGSU BHUSAN
ROYCHOWDHURY TARUN KUMAR	RUDRA BHABANI BHUSAN
S NATARAJAN V	S SUBBIAH
SABOO JITENDRA KUMAR	SADHU BISWANATH
SADHU TAPAS KUMAR	SADHUKHAN AJIT KUMAR
SADHUKHAN ARUN KUMAR	SADHUKHAN BALARAM
SADHUKHAN HIRALAL	SADHUKHAN JAYANTA
SADHUKHAN RABINDRA NATH	SADHUKHAN SUJIT
SAHA JAHAR LAL	SAHA ABHISEK
SAHA ADURI	SAHA AMALENDU BIKASH
SAHA AMAR	SAHA ANASUA
SAHA ARUP KUMAR	SAHA ASIMA
SAHA BALARAM	SAHA BAPPADITYA
SAHA BHAKTI RANJAN	SAHA BIJOY
SAHA BISWAJIT	SAHA BISWANATH
SAHA BISWANATH	SAHA DEBASHIS
SAHA DEBESH	SAHA DILIP KUMAR
SAHA INDRA MOHAN	SAHA INDRAJIT
SAHA JUTHIKA	SAHA JYOTI BALLABH
SAHA KAMAL	SAHA KOUSHIK
SAHA LAKSHMI NARAYAN	SAHA MALAYENDU
SAHA MAMATA	SAHA MANORANJAN
SAHA MANORANJAN	SAHA NABA GOPAL
SAHA NARAYAN CHANDRA	SAHA NETAI
SAHA NIKHIL CHANDRA	SAHA NIKHIL CHANDRA
SAHA NILIMA	SAHA NILIMA
SAHA PARITOSH	SAHA PIJUSH KUMAR
SAHA PRABIR KUMAR	SAHA RAGHU NATH
SAHA RAJA GOPAL	SAHA RAJIB
SAHA RANJAN	SAHA SAMIR
SAHA SANAT KUMAR	SAHA SANATAN
SAHA SHIKHA	SAHA SHYAMAL
SAHA SUBHAS CHANDRA	SAHA SUDHIR CHANDRA
SAHA SUJIT	SAHA SUJIT
SAHA SUJIT	SAHA SUPRAKASH
SAHA TAPAN KUMAR	SAHA TAPAS
SAHA UJJAL	SAHABUDDIN MD
SAHACHOUDHURY SUKUL CHANDRA	SAILAJA V
SAMADDAR KRISHNA	SAMAJDAR CHANDANA
SAMANTA DILIP KUMAR	SAMANTA DURGA
SAMANTA NIBEDITA	SAMANTA SAMBHU NATH
SANCHETI SUSHIL KUMAR	SANGANERIA LALIT MOHAN
SANNYASI SAMBHU CHARAN	SANTRA ACHINTYA KUMAR

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
SANTRA ASHOKE KUMAR	SANYAL AJITENDRA SARAN
SANYAL ASOK KUMAR	SANYAL SUSWETA
SARADA B	SARAF POOJA
SARAF ALOK KUMAR	SARAF RAJENDRA KUMAR
SARAF SWETA	SARAOGI SHANKAR LAL
SARDA CHANDRAKALA	SARDA SUNIL
SARKAR ANJAN KUMAR	SARKAR ANUPAM
SARKAR BANAMALI	SARKAR BISWAJIT
SARKAR DALIA	SARKAR DEBARATI
SARKAR GAUTAM PRASAD	SARKAR GITA
SARKAR MR GOPAL KRISHNA	SARKAR NITISH
SARKAR PARITOSH	SARKAR PRADYUT KUMAR
SARKAR PRATIMA	SARKAR RAJIB
SARKAR SALIL KUMAR	SARKAR SANDIP KUMAR
SARKAR SHANKAR	SARKAR SHYAMA PROSAD
SARKAR SUDHANGSU KR	SARKAR SUJIT KUMAR
SARKAR SUJIT KUMAR	SARKAR SUMIT KISOR
SARKAR TAPAS KUMAR	SARKAR TARAK CHANDRA
SARKER BISWANATH	SARKER SUDHIR RANJAN
SARMA MALLIKA SEN	SASMAL ASHIS KUMAR
SASMAL ASIT BARAN	SASMAL PROSANTA KUMAR
SASTRY M GOWRINADHA	SAU NAKULESWAR
SEAL BIDYUT KR	SEAL BIMAL KUMAR
SEAL KAKALI	SEAL PARAMITA
SEAL PRABIR KUMAR	SEAL TARUN KUMAR
SEIN AMIYA NATH	SEIN AMIYA NATH
SEN APARNA	SEN APURBA KUMAR
SEN ASIM KUMAR	SEN ASISH KUMAR
SEN BASUDEB	SEN BIKASH
SEN CHABI RANI	SEN DIPAK
SEN DIPEN KUMAR	SEN GOUTAM
SEN KALLOL	SEN MANAB
SEN MRINAL KANTI	SEN MURARI MOHAN
SEN NAVANEETA	SEN NIHAR KUMAR
SEN PANKAJ KUMAR	SEN PARESH CHANDRA
SEN PRADIP KUMAR	SEN PRANITA
SEN RANA	SEN RUPA
SEN SANDHYA	SEN SANJOY KUMAR
SEN SHYAMAL KUMAR	SEN SOUMYA
SEN SOUVIK	SEN SRI PRIYA BRATA
SEN SUMON	SEN SUSANTA KUMAR
SEN TAPAS	SEN TUSAR KANTI
SEN UMASISH	SEN UTSA
SENGUPTA DR PRABIR KUMAR	SENGUPTA KALYAN
SENGUPTA KALYAN	SENGUPTA MANJULA
SENGUPTA RUMA	SENGUPTA SANKAR
SENGUPTA SURAJIT	SENGUPTA SUSANTA
SETH SUKUMAR	SETHI RAJESH
SETHIA ASHOK KUMAR	SETHIA MANAK CHAND
SETT PRIYAJIT KUMAR	SETT SANJOY KUMAR
SETT SANJOY KUMAR	SETT SANTANU
SETT SHOMENATH	SETT SUDIPTA
SHAH ASESH	SHAH RAKESH
SHAMIM SULTANA	SHARMA RADHE SHYAM
SHARMA GOPAL	SHARMA KAMAL KUMAR
SHARMA RAJENDRA KUMAR	SHARMA RAJESH KUMAR

LIST OF MEMBERS WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Name of Member	Name of Member
SHARMA SANJOY	SHARMA SUNIL KUMAR
SHAW ARJU	SHAW ASTABALA DEVI
SHAW ASWINI KUMAR	SHAW BIJAY KUMAR
SHAW MUNNA KUMAR	SHAW MUNNA KUMAR
SHAW PAPPU KUMAR	SHAW RAJESH KUMAR
SHAW RAJIB KUMAR	SHAW RAKESH
SHAW UNMAN	SHIKARI NIDHUBON
SHRIDHARAN R	SHUKLA SANT VIJAY
SIBA KAMAKHYA PRASAD	SIKDER PIJUSH PATI
SIKDER SANJOY SEKHAR	SIL ANJALI
SIL ARPITA	SIL ASOK KUMAR
SIL DEBABRATA	SIL JYOTI PROKAS
SIL MADHUSUDAN	SIL PARAMESWARI
SINGH AJOY KUMAR	SINGH ANISH KUMAR
SINGH ANUP	SINGH BRIJESH KUMAR
SINGH DINESH KUMAR	SINGH MALTI
SINGH RASHIME	SINGH SHYAM KUMAR
SINGHANIA RAKESH KUMAR	SINGHANIA SHARAD PRAKASH
SINGHANIA VIJAY KUMAR	SINGHANIA VIJAY KUMAR
SINGHI RAJENDRA KUMAR	SINGHI RAJENDRA KUMAR
SINGHI RAJENDRA KUMAR	SINGLA UDAY
SINHA ARUN KUMAR	SINHA AVIJIT
SINHA ATINDRA	SINHA CHANDRA NATH
SINHA DEBABRATA	SINHA KRISHNA
SINHA PALLAB KANTI	SINHA PRADIP KUMAR
SINHA SATISH CHANDRA	SINHA TAPAN KUMAR
SINHAROY PIJUSH KANTI	SINHAROY PRODYOT KUMAR
SIRCAR SUBIMAL	SIRCAR SUDHIR KUMAR
SIRCAR SUVESH	SIVA PARIMAL KANTI
SOM PATIT PABAN	SOM RAJLAKSHMI
SOMADDER PROSENJIT	SOMANI DEEPA
SRIMAL BIJNAN SINGH	SRIMAL BIJNAN SINGH
SUALEH AHMED	SULTANIA SANTOSH KUMAR
SUNDAR LATHA	SUR PRADIP
SUR TAPAN KUMAR	SURANA NAVEEN
SURANA VINEET	SUREKA NARENDRA KUMAR
SURESH K S	SURI RAJEEV KUMAR
SURI RAMESH CHANDER	TALUKDAR ASIM
TALUKDAR SUPRAKASH	TALUKDAR UTTAM
TARIQUE MD	TARNEJA RAM S
TARNEJA RAM S	TARNEJA RAM S
TEWARI RAM SAJIVAN	THAKUR SUBHAS MOHAN
THAKUR URMILA	THAKUR UTTAM KUMAR
TULSIAN SANWAR MALL	UBEROY RAVI KUMAR
VAIDYANATH K	VARDHAN VIVASH
VERMA AJIT KUMAR	VERMA ASHOK KUMAR
VERMA MANISH	VIJAYARAGHAVAN B
VORA RITA AMRITLAL	WADHWA NITIN
WADHWA PANKAJ	WALIA RAJENDER SINGH
YAGNICK MANIDHAR	YAHYA MOHAMAD

ANNEXURE - LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
A GANGA RAO	SUMIT MITRA
ADAMS ANN	Y C DEVESHWAR
AGARWAL AJAY	DURGA PRASAD AGARWAL
AGARWAL AJEET KR	BAPPA BANERJEE
AGARWAL AKHILESH KUMAR	BULU MONDAL
AGARWAL GOBIND RAM	SANJAY KUMAR SARAF
AGARWAL JAI NARAIN	S B MUKHERJEE
AGARWAL KIRORI MAL	RITESH AGARWAL
AGARWAL PADMA	RAHUL AGARWAL
AGARWAL URMILA DEVI	PRABHU DAYAL AGARWAL
AGARWALA SIMA	OMENDRA KUMAR CHOUDHURY
AGRAWAL SUNITA	SUMIT AGRAWAL
AGRAWAL USHA	PALLAV AGRAWAL
AHLUWALIA SUNIR KANWAL	RAJANISH ROYCHOWDHURY
AHMAD IKHLAS	Y C DEVESHWAR
ALI MOHAMMAD	Y C DEVESHWAR
ANAND GAUTAM	Y C DEVESHWAR
ANANDAN MEERA	Y C DEVESHWAR
ANUMOLA KANAKA LINGESHWAR RAO	VIVEK DUDHERIA
APPARAO V CH	DEBOJYOTI CHATTERJEE
ASTHANA MR NITIN KUMAR	Y C DEVESHWAR
AVLAKKI MURALIDHAR V	SANJOY BHATTACHARJEE
AZEEZ ADIL	Y C DEVESHWAR
B SHYAM SUNDAR	TILAK BISWAS
BABU M KRISHNA	MONOJ CHAKRABORTY
BALA RANI	Y C DEVESHWAR
BANDUKWALA ESMAIL ADAM	Y C DEVESHWAR
BANDUKWALA ESMAIL ADAM	ANUP SINGH
BANDUKWALA ESMAIL ADAM	ANUP SINGH
BANDUKWALA ESMAIL ADAM	Y C DEVESHWAR
BANERJEE ASHOKE KUMAR	JHARNA BHATTACHARJEE
BANERJEE GOUTAM	SANDIP KUMAR DAS
BANERJEE MEGHNATH	PRADIP PAIK
BANERJEE RATNA	Y C DEVESHWAR
BANERJEE SUMAN	PARIMAL BANERJEE
BANERJEE SUMIT	BROJENDRA NATH BANERJEE
BANERJEE SUSRI	A BANERJEE
BANERJEE TRIPTI	RAJIB BANERJEE
BARATAM BALAKRISHNA MURTY	Y C DEVESHWAR
BARATAM CHANDRA SEKHARA PAKEER	Y C DEVESHWAR
BARATAM KRISHNAVATARAM	Y C DEVESHWAR
BARATAM VENKATARAMANAMURTY	Y C DEVESHWAR
BASAK SALIL KUMAR	DINESH RANJAN HALDAR
BASAK SUDHIR KUMAR	DILIP KUMAR BASAK
BASU AMIT	SUKUMAR BASU
BASU AMIT	TRIPARNA CHAKRABORTY
BASU ASOK KUMAR	BIMAN BIHARI SEN
BASU ASOK KUMAR	PRATANU KUMAR MITRA
BASU DWIPAK KUMAR	UTTAM SARKAR
BASU MANJULA	KAMALENDU BASU
BASU RATNA	AYANTIKA BASU
BASU SAKTI PADA	A K BASU
BASU SHILA	UJJAL GUHA
BENGANI KAMALA	NIRMAL BENGANI

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
BHALLA ASHOKE	Y C DEVESHWAR
BHATTACHARJEE CHITRA	TAPAS BHATTACHARJEE
BHATTACHARYA SAMIR RANJAN	SAUVIK BHATTACHARYA
BHATTACHARYA SUBIR	GOUTAM BANERJEE
BHATTACHARYYA GAUTAM	SANJOY KUMAR SETT
BHATTACHERJEE MAYA	ABHISHEK BHATTACHARJEE
BHATTACHERYA SWAPAN	ARNAB BHATTACHARYA
BHAUMIK DEBABRATA	Y C DEVESHWAR
BHAUMIK DURGAPRASAD	Y C DEVESHWAR
BHAUMIK SAKTIPRASAD	Y C DEVESHWAR
BHAUMIK SUBRATA	Y C DEVESHWAR
BHUTRA MRIDULA	SITA RAM BHUTRA
BILLIMORIA ALOO PHIROZSHAW	Y C DEVESHWAR
BILLIMORIA ALOO PHIROZSHAW	Y C DEVESHWAR
BISHNU PRABHAT KUMAR	MADHUMITA BISHNU
BISWAS ANIMESH SINHA	ABHISHEK SINHA
BOSE GEETA	SANJIB KUMAR BASU
BOSE SAMPA	SAMANTAK BASU
BOSE SWAPAN KUMAR	Y C DEVESHWAR
BOSE Y SUBHAS CHANDRA	SUBRATA MANNA
CH RAMULU	DEBASISH GUIN
CHAKRABORTY ANURADHA	SWETA AGARWAL
CHAKRABORTY BISHNU PADA	ROHIT CHAKRABORTY
CHAKRABORTY CHITRA	DEBAPRASAD CHAKRABORTY
CHAKRABORTY CHITRA	SHIBAPRASAD CHAKRABORTY
CHAKRABORTY DIPTI	SUJOY CHAKRABORTY
CHAKRABORTY DOLLY	SAUGATA CHAKRABORTY
CHAKRABORTY DOLLY	UDAYAN SARKAR
CHAKRABORTY INDRANI	MALAY BHADURI
CHAKRABORTY NANDINI	Y C DEVESHWAR
CHAKRABORTY SUBIMAL	SAMIK BHAR
CHAKRABORTY SUMANTA	RANJIT KUMAR SAHA
CHALAPATHY GADIDALA	Y C DEVESHWAR
CHANDRA PRASANTA KUMAR	GORA CHAND DEY
CHARY M SOMESWARA	SOMNATH CHAKRABORTY
CHARYULU S S K MADHUSUDHANA	RAJIB DAS
CHATTERJEE KAUSTAV	BIMAN KUMAR CHATTERJEE
CHATTERJEE SIVAJI	ALOKESH SIL
CHATTERJEE SUPTA	ASOK CHATTERJEE
CHATTOPADHYAY TUHIN KUMAR	Y C DEVESHWAR
CHAUDHURI BITHIKA ROY	JOYDEEP CHATTERJEE
CHAUDHURI RAMENDRA MOHAN	RAVI SHANKAR CHAUDHURI
CHEKURI APPARAO	Y C DEVESHWAR
CHETTIAR CHEILAPPAN LAKSHMANA	Y C DEVESHWAR
CHOUDHURY RAJ	GEETA CHOUDHURY
CHOWDHURY BRAJESH KUMAR	RAVI KANT AGARWAL
CHOWDHURY UPENDRA NATH	Y C DEVESHWAR
CLEMENT LEO	Y C DEVESHWAR
D SITARAMA KRISHNA	ARINDAM SARKAR
DAGA SUDHA	TUSHAR DASANI
DAGA SIRE KUMARI	M NANDY
DAMANI AKSHAY CHAND	GHANSHYAM DAS DAMANI
DARUGA G	TAPAS PAUL
DARUGA GONE	ASHOKE DEY
DAS BINA	ANANDA SHANKAR DAS
DAS ACHYUTANANDA	SANJAY GHOSH

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
DAS ACHYUTANANDA	Y C DEVESHWAR
DAS CHHABI	NABIN CHANDRA DAS
DAS DIPTI	SUBHADIP DUTTA
DAS DR PRASANTA KUMAR	SUBHASISH MAITY
DAS GOBINDA CHANDRA	SUBRATA MANDAL
DAS MALABIKA	MANOJ KUMAR DAS
DAS MALATI	GADADHAR GHOSH
DAS T K	Y C DEVESHWAR
DAS TANUSREE	TARIT BARAN DAS
DAS URMI	BISWANATH DAS
DAVID P J	Y C DEVESHWAR
DBV RANGA RAJU	AMIT KUMAR MITRA
DE RAMA	RAMA RANA
DE SUDESHNA	ASOKE KUMAR DE
DESAI CHAITANYA CHANDRAKANT	ANUP SINGH
DEVI K R RAJESHWARI	Y C DEVESHWAR
DEY AJOY KUMAR	GORA CHAND DEY
DEY ARPANA	PARAMA DEY
DEY PRANAB KUMAR	Y C DEVESHWAR
DEY PRANAB KUMAR	Y C DEVESHWAR
DEY UMA	ARINDRA KUMAR DE
DHAR CHANDAN	GOKUL SEAL
DHAR T R	Y C DEVESHWAR
DUBEY MADAN PRASAD	G SESHAGIRI RAO
DUGAR SHANTI LAL	DEEPAK KUMAR SINGH
DUGAR VIMAL KUMAR	SUBRATA SARKAR
DURGARAO CHINTAPALI	PRADIP BOSE
DUTT ARATI	TAPAN KUMAR BASU
DUTTA AVA	PROMY DUTTA
DUTTA DIPAK	NADER CHAND DUTTA
DUTTA JOGMAYA	Y C DEVESHWAR
DUTTA JOLLY	TUSHAR KANTI GHOSH
DUTTA MADHAB CHANDRA	SAURAV DUTTA
DUTTA NETAI CHAND	SANTANU SHEKHAR DUTTA
DUTTA PURNIMA	SUBRATA DUTTA
EBRAHIM M ANWER	Y C DEVESHWAR
ESHWARAIAH M	Y C DEVESHWAR
FAIZ TARANNUM	FAIZ AHMED ISMAIL
G RAVI BABU	AMIT ROY
GANGULI ANJANA	LALMOHAN GANGULI
GANGULY SUVRAJIT	AMARENDRANATH GANGULY
GANGULY TAPAN KUMAR	GOURI SHANKAR MAJUMDER
GANTI MAYUR NATH	K VAIDYANATH
GANTI NARASIMHA MURTHY	K VAIDYANATH
GARG RAJ KUMAR	Y C DEVESHWAR
GARIMELLA SUREKHA	Y C DEVESHWAR
GHOSE SEEMA	PURNENDU GHOSE
GHOSE SUBHENDU	Y C DEVESHWAR
GHOSH JAYDEB	SHIKHA DAS
GHOSH PRITI	ANURAG GHOSH

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
GHOSH SHYAMOLI	INDRANIL GHOSH
GILL MANJIT SINGH	Y C DEVESHWAR
GIRI SEKHAR CH	Y C DEVESHWAR
GOSWAMI PANNA RANI	SUBRATA SAMANTA
GOSWAMI SOUMITRA	MIHIR KUMAR GOSWAMI
GRANT KURUSH NOSHIR	Y C DEVESHWAR
GUNA K	Y C DEVESHWAR
GUPTA CHANDA	MANOJ KUMAR SHAW
GUPTA PRATIVA	AMBARISH MALLICK
GURZI RAJENDER KUMAR	Y C DEVESHWAR
GURIKAR K SRINIVASA	Y C DEVESHWAR
HAIDER TALAT	Y C DEVESHWAR
HASAN MUSTARY	ALI HASAN SIDDIQUE
HUSAIN SHAMINA	Y C DEVESHWAR
J TATA RAO T	AMARENDRA NATH DAS
JAGANNADHAM TANGUDU	ANUP SINGH
JAIN ASHOK KR	Y C DEVESHWAR
JAIN ASHOK KUMAR	Y C DEVESHWAR
JAIN ATUL KUMAR	Y C DEVESHWAR
JAIN DOLLY	B K GUHA
JAIN HUKAM CHAND	Y C DEVESHWAR
JAIN NAVEEN CHAND	Y C DEVESHWAR
JAIN SUNDRI DEVI	Y C DEVESHWAR
JAISWAL RAMA	RAJIV KUMAR JAISWAL
JAYABAL J SEKAR	Y C DEVESHWAR
K KUMAR	MALTI NARAYANAN
K NARAYANA MURTHY	BISWAJIT DAS
K VIJAYA KUMAR	SAGAR DAS
K RELLIN RANJAN	Y C DEVESHWAR
KALLURI VASUDEVA RAO	ANUP SINGH
KALSOTRA CHUNILAL	Y C DEVESHWAR
KALSOTRA KRISHNAKANT	Y C DEVESHWAR
KAPOOR ANOOP	MAMTA BINANI
KAPOOR VIJAY C	Y C DEVESHWAR
KARMAKAR SOMA	S N KARMAKAR
KARMAKAR SUBRATA	KALIDAS KARMAKAR
KAUL RAJIVE	Y C DEVESHWAR
KAUR HARMINDER	GURCHARAN KAUR
KAUSHAL HITESH	RAJA HELA
KEDIA DEEPAK KUMAR	BASANT FOGLA
KELLA SATYANARAYANA	BABAI GHORAI
KHAN MEENAKSHI	Y C DEVESHWAR
KHATRI NIRANJAN	SANJOY DAS
KHAWAS SHANKAR LAL	Y C DEVESHWAR
KHETAN VINOD KUMAR	TANMOY GHOSH
KISHORE K N V	SOUMENDU ROY
KUMAR JOYITA	LOKNATH GHOSHAL
KUMAR C RAJA	Y C DEVESHWAR
KUMAR K ARUN	SUBHENDU ROY
KUMAR RAJ	Y C DEVESHWAR
KUMAR RENUKA	SUDESHNA CHATTERJEE
KUMAR S GANESH	Y C DEVESHWAR
KUMAR T A PRASANNA	Y C DEVESHWAR
KUMARI MAGATAPALLI SANTHA	Y C DEVESHWAR
KUNDU MANIKA	BAIDYA NATH PAUL
KURMARAO NAGA	PARTHA DAS
LACHHMANSINGH T S	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
LAKSHMI LANKA MAHA	LANKA VENKATA SAMBASIVA RAO
LAKSHMI TANGUDU	ANUP SINGH
LALWANI RENUKA	KRISHNA KAPOOR
LANKE SRI RAMA CHANDRUDU	SAROJ HAZRA
LAW ATIN	MANJUSHREE ADAK
LAW SOVA	ANTARA ADAK
LINGAPPA KORISETRA	NANDAN CHOUDHURY
M BABU	DINESH SHAW
M NEELAKANTESWARA RAO	DEBU BHATTACHARJEE
MADAN RAJIV	Y C DEVESHWAR
MADHUSUDHANACHARYALU S S K	TANMOY DASGUPTA
MAGATAPALLI SANTHAKUMARI	Y C DEVESHWAR
MAHABAT AZIZ FURDOON	Y C DEVESHWAR
MAHABAT TUBA A	Y C DEVESHWAR
MAITY SATYESWAR	SABARNA MAITY
MAJUMDAR ASOK KUMAR	ARGHYA MAJUMDAR
MAJUMDAR JYOTSNA	SURANJAN MAJUMDAR
MAJUMDER SUNIL KUMAR	TAPAN MAJUMDER
MALLESAM P	DEBASISH ROY
MALLICK MOHAMMAD KHURSHID ALAM	Y C DEVESHWAR
MANDAL INDERDEO	ANUP SINGH
MANDAL NANDAKUMAR	RAJA GHOSH
MANEKIA SULTANALI FAZUL	ANUP SINGH
MANGAYARKARASI C	Y C DEVESHWAR
MANTHA NAGESH	PIKLU BASAK
MITRA ANIL BHUSAN	Y C DEVESHWAR
MITRA ANUP KUMAR	Y C DEVESHWAR
MITRA NAMITA	ATIN KUMAR MITRA
MITRA NANDITA	Y C DEVESHWAR
MITRA NANDITA	Y C DEVESHWAR
MITRA PRADIP	SUBHASH CHANDRA CHAUDHURI
MITRA PRODYOT KUMAR	ANANYA MITRA
MITRA SIMA	PRATANU KUMAR MITRA
MITRA SUNIL KUMAR	Y C DEVESHWAR
MITRA SUNIL KUMAR	Y C DEVESHWAR
MITRA SURAJIT	BISWAJIT ROY
MOHAMMED AZEEZ	Y C DEVESHWAR
MOHANTY SAROJ KUMAR	DIPANKAR SAHA
MOLLAH EMDADALI	ANUP DATTA
MUCHHAL RAMESH KUMAR	GANESH LALL
MUKHERJEE ASHOKE	PRADIP KUMAR SARKAR
MUKHERJEE BISHWANATH	Y C DEVESHWAR
MUKHERJEE DEBI	ASHIS KUMAR MUKHERJEE
MUKHOPADHYAY SWAPAN KUMAR	Y C DEVESHWAR
MULLICK AMITAVA	RAJA MITRA
MURALI K	PALASH ROY
MURALIDARAN C	Y C DEVESHWAR
MURTHY P S R V S S N	ARUP GHOSH
MURTHY P S R V S S N	GOUTAM BASU
MURTY MAGATAPALLI VENKATA RAMANA	Y C DEVESHWAR
MURTY VARANASI SRIRAMA	Y C DEVESHWAR

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
MUTTAIAH G	SUBHANKAR MITRA
NAGAIAH CHAVALI	SUBHASISH GHOSH
NAGAIAH CHAVALI	BAPPI DAS
NAHAR ANUPAMA	SAAMIR KAIVER EKHLAS
NAIR R E C	GANESH MONDAL
NAIR R E CHANDRASEKHARAN	PRASANTA ROY
NAMBIAR K T R	Y C DEVESHWAR
NANDAKUMAR RADHIKA	Y C DEVESHWAR
NANDI KAJAL	TARUN KUMAR SEAL
NANDY GOBINDA CHANDRA	DEBAYAN SARKAR
NANDY KANAI LAL	SAMRAT NANDY
NEELAVENI N L	Y C DEVESHWAR
NORONHA ALWYN REGINALD	Y C DEVESHWAR
NORONHA ALWYN REGINALD	K VAIDYANATH
P BHAKTA NIRANJAN	SUJIT SEAL
P KALIKESWAR RAO	RANA NANDI
P MADHUSUDHANA REDDY	RAJA DAS
P SHOWRAIAH	AMIT MONDAL
PABARI LAXMIKANT PURSHOTAM	SANJEEV UDESHI
PAL RITA	SYAMAL KUMAR PAL
PAL DILIP KR	Y C DEVESHWAR
PAL GOURANGA CH	KOUSHIK PAUL
PAL PRANAY KUMAR	RADHA RANI PAL
PAL SUBRATA	Y C DEVESHWAR
PANCHAKSHARAM KALYANI	PINTU SEN
PANI K SARANGA	PRADOOT SARKAR
PARVATEESAM B	ASHOK DUTTA
PARVATEESAM BODAPATI	BAPI DAS
PASARI BENI GOPAL	MUKESH KUMAR SHARMA
PASARI SAJAN KUMAR	LALIT KUMAR PODDAR
PATEL MARION	Y C DEVESHWAR
PATEL RAMANBHAI KUBERBHAI	Y C DEVESHWAR
PAUL ASHIS KANTI	K VAIDYANATH
PAUL GARGI	ANUP SINGH
PAUL KEKA	ABHIRUP DAS
PAUL MRINAL KANTI	Y C DEVESHWAR
PAUL SHEFALI	Y C DEVESHWAR
PAUL TUSHAR KANTI	ANUP SINGH
PERUMALLU V L	SANJAY KUMAR SINGH
PHATAK PRAKASH SADASHIV	P SINHA
PODDER AMAR KRISHNA	ALOKESH SIL
POREL SULEKHA	GOBINDA CHANDRA POREL
PRAKASH PREM	RAJA SEN
PRASAD BONALA SESHA RAMA KRISHNA	BULBUL BANERJEE
PRASAD HARIRAM	SANJAY MITRA
PRASAD JAYANADAN	JAYANTO CHAKRABORTY
PRASAD N V V	BILTU BALMIKI
PRASAD RAMJI	KISHOR DAS
PRASAD T NAGA	Y C DEVESHWAR
PUNNAIAH Y	DIPANKAR ROY
PUNNAIAH Y	AVIJIT SHAW
PUROHIT KANTA DEVI	VIVEK SARAWOGI
R BACHULAL	DEBASISH CHAKRABORTY
R RAMMOHAN RAO	MITHU CHOWDHURY
R SARMA A	ABHIJIT DAS
RAGHUVEER S	RAJESH SINGH

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
RAI PRABHAWATI	SHAILENDRA NATH RAI
RAJANI KALPANA	BHASKAR SARKAR
RAJESH V L	Y C DEVESHWAR
RAJU PEDIREDLA VENKATA	PIKU SEN
RAJU R RAGHUPATHI	BISWADEV GHOSH
RAM GOBIND	Y C DEVESHWAR
RAM GOBIND	Y C DEVESHWAR
RAM M GANGA	ASIM KUMAR ACHARYA
RAMANAN K	K VAIDYANATH
RAMBABU ATTULURI	KABIR ROY
RANA KISHORE	RAHUL BANERJEE
RANGANATH R	Y C DEVESHWAR
RAO A GANGA	NARESH CHOUDHURY
RAO A GANGA	ARIJIT KARMAKAR
RAO A GANGA	PRADEEP PAUL
RAO A GOPAL	Y C DEVESHWAR
RAO A GANGA	SUJIT GHOSH
RAO ANGAJALA GOPALA	Y C DEVESHWAR
RAO B PRAKASA	BIJAY DAS
RAO D NAGESHWAR	TAPAS MONDAL
RAO G GANGADHARA	PARTHA NANDI
RAO K GANGA	SAMBHU CHAKRABORTY
RAO K GANGA	SANKAR CHAKRABORTY
RAO K R	Y C DEVESHWAR
RAO K RAMA	Y C DEVESHWAR
RAO K V CHIRANJEEVI	Y C DEVESHWAR
RAO K V JAGAN MOHANA	Y C DEVESHWAR
RAO K V JANARDHAN	Y C DEVESHWAR
RAO K V LAKSHMANA	Y C DEVESHWAR
RAO K V M MOHANA	Y C DEVESHWAR
RAO K V RAMA	Y C DEVESHWAR
RAO K V RAMANA	Y C DEVESHWAR
RAO K V S PRAKASA	Y C DEVESHWAR
RAO K V SESHAGIRI	Y C DEVESHWAR
RAO K V SUBBA	Y C DEVESHWAR
RAO K V SUDHAKAR	Y C DEVESHWAR
RAO K VENKATESWAR	SUJIT DAS
RAO K JANARDHANA	BABLOO CHAKRABORTY
RAO L PRABHAKARA	DEBASISH SAHA
RAO M RAJA	SANJAY BASAK
RAO M VENKATESWARA	ANUP SINGH
RAO M R KOTESWARA	Y C DEVESHWAR
RAO MADA SURYA TATA	KUNAL BANERJEE
RAO MANNE ARJUNA	Y C DEVESHWAR
RAO P V V SUBRAHMANYESWARA	Y C DEVESHWAR
RAO R KRISHNARJUNA	ARGHYA DUTTAGUPTA
RAO R V KRISHNA	Y C DEVESHWAR
RAO REDDI APPA	BABU CHOUDHURY
RAO REPAKA KEDARESWARA	Y C DEVESHWAR
RAO S JAGGA	GOPAL CHANDRA ROY
RAO S RAMAKOTESWARA	Y C DEVESHWAR
RAO T SUBBA	SANTANU CHAKRABORTY
RAO V NARASIMHA	Y C DEVESHWAR
RATHI NATHI DEVI	BALLABH MAHESWARI
RATHI SOBHA	GAURAV RATHI
RATHI SRI KISHAN	PARIKSHIT RATHI

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
RAWAT MANJU	Y C DEVESHWAR
RAY SUTAPA	TIMIR KUMAR RAY
REDDY K LAKSHMA	PARTHA BHOWMICK
REDDY M LOKANATHA	SAMIR BHADRA
REDDY M SIVA RAMA KRISHNA	PRABAL DASGUPTA
REDDY N YADAGIRI	Y C DEVESHWAR
REDDY S ADI	TAPAS BHATTACHARYA
REVATHI PAPUKOLLU	SANJOY DAS
RICHARD ELIZABETH	Y C DEVESHWAR
ROBERTS CHRISTINA	Y C DEVESHWAR
ROBERTS CHRISTINA	Y C DEVESHWAR
ROY ABHIJIT	Y C DEVESHWAR
ROY ASHUTOSH	JAYANTH KUMAR SAHA
ROY GANESH CHAND	RABIN DAS
ROY GANESH CHAND	DALBIN DAS
ROY JOYOTI	MALAY ROY
ROY SABITA	Y C DEVESHWAR
ROY SNEHALATA	RAJAN ROY
ROY SNEHALATA	PHULASRI ROY
ROY SWAPAN KUMAR	SANKAR BISWAS
RUB MD ABDUL	P MURALI
RUPANI HAIDERALI HASANALI	K VAIDYANATH
RUPANI NILOFER HAIDERALI	K VAIDYANATH
S SUDARSHANA RAO	SAKTI JHA
S SURESH	PRADEEP ROY
SAHA KAKALI	BIBHAS SAHA
SAHA MANISHA	SUPRAKASH SAHA
SAHA RITA	ABHISEK SAHA
SAHA SAKUNTALA	SAMIUL BASHIR
SAHA SAKUNTALA	MD ASHRAF
SAHA SANHITA	SUJIT KAPOOR
SAHA SANTI	ABHIJIT SAHA
SAHA SHYAMA PRASAD	DEBASHIS SAHA
SAHA SUSHANTA	TARUN KUMAR CHOWDHURY
SAHEB D	PRASUN DUTTA
SANKAR A M V	TAPAN ROY
SAR PRATIMA	PRADIP KUMAR SAR
SARADHI CHIMALAKONDA PARTHA	GOUTAM MAHAPATRA
SARAF RAJENDRA KUMAR	BIMLA DEVI SARAF
SARAF RAJ KUMAR	RAHUL AGARWAL
SARAOGI SATYANARAYAN	JAYA SARAOGI
SARKAR BIBHUTI KUMAR	Y C DEVESHWAR
SARKAR GOPA	SUDIP KUMAR SARKAR
SARKAR SEPHALI	Y C DEVESHWAR
SARKAR SIPRA	PRADYOT KUMAR SARKAR
SARKER SANDHYA	ANUP KUMAR SARKAR
SARMA JOSYULA JAGANNADHA	SANTOSH SHAW
SARMA O V S N	PALTU DAS
SATYAVATHI Y	AMIT SINGH
SEETARAMAIAH S	RANJIT DAS
SEN BICHITRA	SUBIR KUMAR SEN
SEN KANCHAN	RANJIT KUMAR SEN
SEN PUROBI	D K SEN
SENGUPTA DEBARATI	Y C DEVESHWAR
SENGUPTA JYOTIRINDRA	JOYDEV SEN
SENGUPTA SOMENATH	RAJU DAS

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
SENGUPTA SUMANA BANERJEE	Y C DEVESHWAR
SETHIA PUSHPA	SUNIL BINDAL
SETHIA PUSHPA	SAMRIDH ARYA
SETT ANURADHA	SRIKANTA SETT
SHAH SANJAY V	Y C DEVESHWAR
SHANKARUDU B GIRIJA	AJIT RANJAN SAHA
SHARMA AJAY	Y C DEVESHWAR
SHARMA ANUPAM	K VAIDYANATH
SHARMA BAIJ NATH	Y C DEVESHWAR
SHARMA INDER	Y C DEVESHWAR
SHARMA LT COL ASHOK KUMAR	B B CHATTERJEE
SHASHIDHAR C R	Y C DEVESHWAR
SHAW SARITA	ASHOK KUMAR SHOW
SHOWRAIAH PILLI	SHYAMAL DAWN
SHUBANKAR PRADEEP	Y C DEVESHWAR
SIKARIA SUMAN	SATBIR KUMAR RATHI
SINGH PASPAT	Y C DEVESHWAR
SINGH R B YADAV	UJJAL KR GUHA
SINGH VIBHA	Y C DEVESHWAR
SINGH VYAS	Y C DEVESHWAR
SINGHA ASHA	ASHOK KUMAR SINHA
SINHA JAYANTI	P K SINHA
SINHA MEERA	ASEEM KUMAR SINHA
SIVASANKARAN JAYASREE	VINEETA SUTODIA
SIVASANKARAN K	ROHIT K KUMAR
SOMANI KAMAL KUMAR	GAURAV SOMANI
SONTHALIA SANJAY	BISHNU SARAF
SRINIVAS P SAI	Y C DEVESHWAR
SRIRANGANAYAKULU KONDURI	Y C DEVESHWAR
SUBBARAYUDU KOLLEPARA VENKATA	Y C DEVESHWAR
SULTANA ZAKIA	S K KARIMQUADRI
SULTANIA KISHANLAL	AMITAVA BASU
SUR SURAJIT	ABHIJIT SUR
SUREKA MOHAN LAL	NITU PODDAR
SURYAKUMARI K	Y C DEVESHWAR
SURYANARAYANA PANDIRI	UDDIDAN DAS ROY
SURYANARAYANA PODAPATI	CHANDAN CHOUDHURY
SURYANARAYANA S	PRADEEP ROY
TANDAN SHARAD	BIRAJ BOSE
TARANI N	SATYA NARAYAN BISWAS
THAN C NAVANEE	Y C DEVESHWAR
TODI ABHISHEK	SATYA NARAYAN BHUTIA
TYAGI NIRAJ	VIPIN CHANDRA SATI
TYAGI SHAILENDER	Y C DEVESHWAR
V DURGA RAO CH	RABI BARICK
VENKATESWARAN T N	K VAIDYANATH
VENKATESWARLU JAKKAM	SOMEN MITRA
VERMA PAWAN KUMAR	ANUP SINGH
VINODHAN C	Y C DEVESHWAR
VR UMAYAL	V NAGAPPAN
YELAMANDA METTI	K VAIDYANATH
PEARL INVEST. & SERVICES P LTD	BHAKTI DAS
INVESTECH SECURITIES PVT LTD	RABIN DAS
INVESTECH SECURITIES PVT LTD	RABIN DAS
INVESTECH SECURITIES PVT LTD	RABIN DAS

LIST OF PROXIES WHO ATTENDED THE 95TH ANNUAL GENERAL MEETING OF ITC LIMITED HELD AT SCIENCE CITY, KOLKATA ON 21ST JULY , 2006.

Member for whom attended	Name of Proxy
SEI GLOBAL MASTER FUND PLC A/C THE SEI EMERGING MARKETS EQUITY FUND	M JAMAL
GMO TRUST ON BEHALF OF ITS GMO EMERGING MARKETS QUALITY FUND	M JAMAL
HOSPITALS OF ONTARIO PENSION PLAN - CAPITAL GUARDIAN TRUST	M JAMAL
ATLANTIS INDIA OPPORTUNITIES FUND	M JAMAL